Mail Stop 4561

August 22, 2008

VIA USMAIL and FAX (240) 497-7310

Mr. Stephen R. Halpin, Jr.
Director, Executive Vice President and Chief Financial Officer
Chevy Chase Preferred Capital Corporation
7501 Wisconsin Avenue
Bethesda, Maryland 20814

> **Re:** **Chevy Chase Preferred Capital Corproation**
> **Form 10-K as of December 31, 2007**
> **Filed on March 24, 2008**
> **File No. 001-12477**

Dear Mr. Stephen Halpin, Jr.:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2007

Cover Page

1.   We note that you have checked the box indicating your status as a "non-
      accelerated filer." Please tell us why you should not be considered a "smaller
      reporting company" as defined in Rule 12b-2 of the Exchange Act. We note that
      there is no public float for your common stock and that your revenues in 2007
      were less than $50 million. Please note that a company that qualifies as a smaller
      reporting company is required to check the appropriate box on its filings. See
      Release No. 33-8876 (Dec. 19, 2007), Section III.F.3.

Dividend Policy, page 5

2.   Please revise future filings to discuss how you will fund distributions required
      under the REIT rules in the event that your available cash is less than 90% of your
      REIT taxable income. Indicate whether you could borrow, sell securities, or sell
      assets in order to raise the funds needed to pay the required distributions.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of
Operations

Interest Rate Risk, page 21

3.   Refer to the table of expected maturity/repricing date. Please tell us whether the
      information in the table assumes any defaults on your existing loans. If not,
      please explain why, considering the risks associated with short-term adjustable
      rate mortgages. Similarly, please tell us whether the anticipated annual interest
      income referenced in the second paragraph under this heading includes any
      assumed rate of default.

Financial Statements and Notes

Note 2. Summary of Significant Accounting Policies

Real Estate Acquired in Settlement of Loans, page F-7

4.   Given that you report net proceeds from sale of real estate on your Statement of
      Cash Flows, please clarify whether you plan to hold the real estate acquired in
      settlement of loans in your portfolio or whether you plan to sell the properties. In
      the event that you plan to sell the properties, please tell us what consideration you
      gave to disclosing the required information per SFAS 144.

Income Taxes, page F-8

5.   Please tell us what consideration you gave to disclosing the tax status of distributions per unit as required by Rule 3-15(c) of Regulation S-X.

Schedule IV

6.   Please tell us what consideration you gave to include Schedule IV which provides the information regarding Mortgage Loans on Real Estate outlined in Rule 12-29 of Regulation S-X as required by SAB Topic 7.

Certifications

7.   We note that your certifications were not filed in the exact form as outlined in Item 601(B)(31)(i) of Regulation S-K.   Some of the discrepancies include omission of introductory language referring to internal control over financial reporting in paragraph 4 and replacing the phrase "most recent fiscal quarter (the registrant's fourth quarter in the case of an annual report)" with "fourth fiscal quarter" in paragraph 4(d).   Please amend your annual report to file certifications in the exact form as outlined in Item 601(B)(31)(i) of Regulation S-K.   Please note that you may file an abbreviated amendment that consists of cover page, explanatory note, signature page and the certification.

FORM 10-Q FOR THE SIX MONTHS ENDED JUNE 30, 2008

Item 2 – Management's Discussion and Analysis of Financial Condition and Results of Operations

Residential Mortgage Loans, page 8

8.   We note on page 8, that the number of delinquent and non-accrual loans in your portfolio have increased from December 31, 2007. Given this increase, tell us what consideration was given to including expanded disclosures to specifically discuss the other factors, besides a delinquency over 90 days, that are considered when determining that full payment of principal and interest is unlikely.

Certifications

9.   We note that your certifications were not filed in the exact form as outlined in
         Item 601(B)(31)(i) of Regulation S-K.   Some of the discrepancies include
         omission of introductory language referring to internal control over financial
         reporting in paragraph 4, omission of paragraph 4(b) and deleting the language
         "(the registrant's fourth fiscal quarter in the case of an annual report)" in
         paragraph 4(d).   Please amend your quarterly reports as of March 31, 2008 and
         June 30, 2008 to file certifications in the exact form as outlined in Item
         601(B)(31)(i) of Regulation S-K.   Please note that you may file an abbreviated
         amendment that consists of cover page, explanatory note, signature page and the
         certification.

* * * *

         As appropriate, please amend your filing and respond to these comments within
10 business days or tell us when you will provide us with a response. You may wish to
provide us with marked copies of the amendment to expedite our review. Please furnish
a cover letter with your amendment that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your
amendment and responses to our comments.

         We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

         In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the
     filing;

·   staff comments or changes to disclosure in response to staff comments do not
     foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated
     by the Commission or any person under the federal securities laws of the United
     States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jaime John at (202) 551-3446 or me at (202) 551-3413 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at (202) 551-3585 with any other questions.

Sincerely,

Cicely LaMothe
Branch Chief